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NEWS RELEASE, 09 MAY 2023

JUST – EVOTEC BIOLOGICS LAUNCHES TECH PARTNERSHIP FOR BIOSIMILARS DEVELOPMENT AND COMMERCIAL MANUFACTURING

- *JUST – EVOTEC BIOLOGICS AND SANDOZ JOIN FORCES TO DEVELOP AND MANUFACTURE A DEFINED PORTFOLIO OF BIOSIMILAR MOLECULES*
- *JUST – EVOTEC BIOLOGICS TO RECEIVE DOUBLE-DIGIT-MILLION UPFRONT, FUTURE PAYMENTS DEPENDENT ON SUCCESSFUL DEVELOPMENT PROGRESS OF US$ 640 M, ADDITIONAL UNDISCLOSED PAYMENTS DEPENDENT ON PROGRESS INTO COMMERCIAL MANUFACTURING AND EXERCISING THE S.POD OPTION*
- *THE PARTNERSHIP ASPIRES TO DISRUPT THE BIOSIMILARS MARKET WITH AFFORDABLE AND ACCESSIBLE HIGHEST-QUALITY MEDICINES FOR PATIENTS ACROSS THE GLOBE*
- *THE PARTNERSHIP IS FOUNDED ON JUST – EVOTEC BIOLOGICS' AI-DRIVEN, FULLY INTEGRATED TECH PLATFORM AND CONTINUOUS MANUFACTURING COMBINED WITH SANDOZ' LEADING BIOSIMILARS PIPELINE AND CAPABILITIES*
- *THE PARTNERSHIP INCLUDES AN OPTION FOR SANDOZ TO INLICENSE JUST – EVOTEC BIOLOGICS' FULL TECH STACK, INJECTED IN ITS FULLY-OWNED 'S.POD' FACILITY TO EXPAND THE DISRUPTIVE DEVELOPMENT AND MANUFACTURING OF BIOSIMLARS IN THE LATTER PART OF THIS DECADE*

Hamburg, Germany, and Seattle, WA, USA, 09 May 2023:
Evotec SE (Frankfurt Stock Exchange: EVT, Prime Standard, ISIN: DE0005664809; NASDAQ: EVO) and Sandoz AG, a division of Novartis (NASDAQ: NVS) today announced that Evotec's Seattle-based subsidiary, Just – Evotec Biologics, Inc., launched a multi-year, long-term tech partnership with Sandoz for the immediate development and subsequent manufacturing of multiple biosimilars.

The partnership includes an option for the non-exclusive in-licensing of Just – Evotec Biologics' proprietary technology by Sandoz for building its fully-owned S.POD facility (in analogy to Just – Evotec Biologics' state-of-the-art J.POD facilities). According to the deal, Just – Evotec Biologics will receive a double-digit-million upfront and future payments dependent on successful development progress of US$ 640 m as well as additional undisclosed payments dependent on progress into commercial manufacturing and exercising the S.POD option.

The partnership sets out highest ambitions for reaching highest quality and lowest cost levels by introducing Just – Evotec Biologics' data-driven, fully integrated design capability and continuous manufacturing technology (J.DESIGN) into the field of

biosimilars, exclusive for all molecules in scope. Both parties are closely aligned in their quest for improving access to medicines for patients across the globe. The development of the biosimilars will ramp up over the coming 12-18 months in a highly collaborative fashion at Just – Evotec Biologics' J.POD facilities.

In addition, this partnership will set a precedent for Sandoz being able to in-license, non-exclusively, the Just – Evotec Biologics' proprietary J.DESIGN platform, process development and continuous manufacturing technology and build a state-of-the-art, fully owned 'S.POD' facility in the latter part of this decade. To secure industry leading performance, the Just – Evotec Biologics team will support design, construction, onboarding, and training of the Sandoz team to fully realise the potential of the technology with positive impact on cost, speed, and quality in the field of biosimilars.

J.DESIGN, Just – Evotec Biologics' data-driven, highly automated end-to-end biologics technology platform, employs a series of innovative technologies relying on the use of artificial intelligence, machine learning, intensified and continuous bioprocesses. The platform is specifically designed for de-risking clinical development, providing flexible clinical and commercial manufacturing capabilities within the same J.POD facility and ultimately enabling cost-effective biologics commercial supply.

Dr Matthias Evers, Chief Business Officer, Evotec, commented: "We are thrilled to launch this partnership with massive impact potential for patients globally. With Sandoz' recognised leadership in biosimilars development and commercialisation and our disruptive technology platform in the field of biologics development and manufacturing, this partnership has a chance to shift the paradigm of what it means to achieve access to lifesaving medicines."

Dr Linda Zuckerman, Executive Vice President, Global Head Biotherapeutics at Just – Evotec Biologics, added: "We are excited to build a highly collaborative partnership with a global leader in the field and are fully committed to support the team at Sandoz in development and manufacturing of a broad biosimilars portfolio out of our state-of-the-art J.POD sites. This partnership supports fully our mission to provide global access to important biotherapeutic medicines."

CONFERENCE CALL

Evotec is going to hold a conference call on Wednesday, 10 May 2023 to provide further information regarding this partnership. The conference call will be held in English.

Conference call details

Date: **Wednesday, 10 May 2023**

Time: **02.00 pm CEST (08.00 am EDT, 01.00 pm BST)**

To join via phone, please pre-register via this link. You will then receive a confirmation email with dedicated dial-in details such as telephone number, access code and PIN to access the call.

A simultaneous slide presentation for participants dialling in via phone is available under this link.

Webcast details

To join the audio webcast and to access the presentation slides you will find a link on our homepage www.evotec.com shortly before the event.

ABOUT JUST – EVOTEC BIOLOGICS
Just – Evotec Biologics, wholly owned by Evotec SE, is a first-to-industry biologics platform company that leverages AI/ML technologies and world-leading molecular design, cell line development, process intensification and continuous manufacturing strategies to advance biotherapeutics from discovery through clinical stages to commercial launch. The Just – Evotec Biologics team combines deep industry experience in the fields of data, protein, process, and manufacturing sciences including automation with highly integrated and flexible capabilities to break through the scientific and economic barriers associated with the development of protein therapeutics. Our focus is to accelerate and expand access to biotherapeutics through scientific and technological innovation for our proprietary projects and on behalf of our partners. Learn more at www.just-evotecbiologics.com.

ABOUT EVOTEC SE
Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company's multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec leverages this "Data-driven R&D Autobahn to Cures" for proprietary projects and within a network of partners including all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 4,500 highly qualified people. The Company's 17 sites offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on Twitter @Evotec and LinkedIn.

FORWARD-LOOKING STATEMENTS
This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec's securities. Words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "should," "target," "would" and variations of such words and similar expressions are intended to identify forward-looking

statements. Such statements include comments regarding Evotec's expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.